EXHIBIT 99.1

NEWS RELEASE

For Immediate Release	Contact: Howard Kaminsky, Chief Financial Officer
(818) 949-5300 ext. 5728

SPORT CHALET ANNOUNCES 2010 ANNUAL MEETING OF STOCKHOLDERS

-	Two New Nominees for the Board of Directors
-	Executive Promotion

Los Angeles, California – (June 30, 2010) – Sport Chalet, Inc. (Nasdaq: SPCHA, SPCHB) today announced its 2010 annual meeting of stockholders will be held at the Company's executive offices located at One Sport Chalet Drive, La Canãda, California 91011, on Tuesday, August 3, 2010 at 9:00 a.m.  The matters to be considered at the meeting are the election of directors and the ratification of the appointment of the independent registered public accounting firm for fiscal 2011.

In addition to five existing directors, Rachel C. Glaser and Randall G. Scoville have been nominated for election to Sport Chalet's Board of Directors.

Ms. Glaser is currently the Chief Operating Officer and Chief Financial Officer for MyLife.com, a subscription-based people search business.  Prior to joining MyLife.com, Ms. Glaser was the Senior Vice President of Finance at Yahoo! Inc. (NASDAQ: YHOO).  Prior to Yahoo! Inc., she was Vice President of Operations and Business Planning for the Consumer Products group at The Walt Disney Company (NYSE: DIS).  Ms. Glaser received a Bachelors Degree in Organizational Behavior and Psychology from the University of California at Berkeley and a Masters Degree in Business Administration from the University of Southern California.

Mr. Scoville is currently the Chief Accounting Officer and Vice President of International Operations for Unified Grocers, Inc., a $4 billion cooperative that provides distribution, manufacturing, financial and insurance services to 4,000 retail customers.  Prior to Unified Grocers, Inc., Mr. Scoville held Chief Financial Officer positions at Cardenas Markets, Inc., at Coastal Pacific Acquisition Company and at Trader Joe’s.  Mr. Scoville is a Certified Public Accountant and an active board member of California Shopping Cart Retrieval Corporation, a wholly owned subsidiary of California Grocers Association.  Mr. Scoville received a Bachelors Degree in Business Economics from the University of California, Santa Barbara.

Craig Levra, Chairman and CEO, stated, “We are excited about the potential to add Rachel and Randy to our team.  They bring extensive strategic experience and a deep knowledge of the retail industry.  Their addition will be beneficial in many ways, including helping to grow both ECommerce and retail operations.  We would be very fortunate to have them as part of our team.”

The Company also announced today that Tim Anderson has been promoted to the position of Executive Vice President – Retail Operations.  Mr. Anderson joined Sport Chalet in 2002 as Director of Retail Operations and most recently served as Senior Vice President of Retail Operations.  His management responsibilities include overseeing 2,700 retail employees, over 50 in-store specialty services and the ECommerce/Enterprise Selling customer service center.

Craig Levra, Chairman and CEO, noted, “Tim has served as an outstanding leader for us since day one and even more so during our response to the macroeconomic downturn.  Tim has been instrumental in the Company’s cost reduction initiatives by delivering significant increases in efficiency while maintaining the customer experience, as well as in growing our specialty services divisions.  This recognition of Tim’s key role and accomplishments during these difficult times is well-deserved.”

About Sport Chalet, Inc.
Sport Chalet, founded in 1959 by Norbert Olberz, is a leading operator of full service specialty sporting goods stores in California, Nevada, Arizona and Utah, as well as a Team Sales Division.  The Company offers over 50 services for the serious sports enthusiast, including backpacking, canyoneering, and kayaking instruction, custom golf club fitting and repair, snowboard and ski rental and repair, SCUBA training and certification, SCUBA boat charters, team sales, racquet stringing, and bicycle tune-up and repair throughout its 55 locations.  The address for Sport Chalet’s website is sportchalet.com.

Disclosure Regarding Forward-Looking Statements
Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results.  Those risks include, among other things, the negative effect of the economic downturn on the Company’s sales, limitations on borrowing under the Company’s bank credit facility, the Company’s ability to reduce an adequate amount of operating expenses and control costs, the competitive environment in the sporting goods industry in general and in the Company’s specific market areas, inflation, the challenge of maintaining its competitive position, changes in costs of goods and services, the weather and economic conditions in general and in specific market areas.  These and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.